Exhibit 99.7

Non-binding English translation from the German language

Shareholder´s name	<Aktionärsname>
Shareholder´s number	<Aktionärsnummer>
Number of shares held	<Aktienbestand> pieces*)
Access code	<Internetcode>
*) Extract from the share register at the beginning of November 18, 2021

You need the information above for our online service for authorizing and instructing proxies as well as for postal votes via the AGM-Portal.

VIA optronics AG • c/o Link Market Services GmbH • Landshuter Allee 10 • 80637 Munich • Germany <Adressfeld>	Munich, November 2021

Virtual General Meeting of VIA optronics AG

to be held on December 29, 2021 at 2:00 p.m. (CET)

Ladies and Gentlemen,

We hereby send you the registration information for our General Meeting of VIA optronics AG including the information according to Section 125 German Stock Corporation Act (AktG). You may download the complete invitation at https://investors.via-optronics.com/investors/.

In view of the ongoing COVID-19 pandemic, we decided to hold this General meeting as virtual General Meeting. The German legislator in October 2020 has provided for the opportunity to have the General Meeting take place as a virtual meeting in the year 2021 as well.

What does the virtual General Meeting mean for you? You have the opportunity to follow the broadcast of the General Meeting live in picture and sound on the Internet via the AGM-Portal at https://investors.via-optronics.com/investors/. You can submit your questions to us in advance and you can exercise your voting rights by electronic communication via postal vote or by appointing the proxies of VIA optronics AG to vote according to your instructions in advance as well as during the General Meeting.

Via the AGM-Portal at https://investors.via-optronics.com/investors/ you can easily vote by postal vote or appoint the proxies of VIA optronics AG and give instructions in advance of the AGM. You may use the AGM-Portal until the beginning of the voting on the day of the General Meeting. Prerequisite is to have registered your shareholding until December 22, 2021 for the AGM.

On the backside of this letter we provide you with further important information on registering for the General Meeting as well as on our AGM-Portal. Enclosed to this letter you find information according to Section 125 AktG.

VIA optronics AG

Jürgen Eichner

Chairman of the Management Board

VIA optronics AG Sieboldstr. 18 90411 Nuremberg Germany Phone: +49 911 597 575-0 Fax: +49 911 597 575-111 info@via-optronics.com www.via-optronics.com	Management Board Jürgen Eichner Dr. Markus Peters Chairman of the Supervisory Board Dr. Heiko Frank	Bank Berenberg BIC/SWIFT: BEGODEHH IBAN DE90 2012 0000 0068 3930 16 (EUR) DE57 2012 0000 0568 3930 11 (USD)	Commercial Register Nuremberg Local Court Nuremberg: HRB36200 VAT-ID DE325298215

Important information

Only such shareholders are entitled to attend the virtual General Meeting and to vote who are listed in the Company’s share register and whose request to register their shareholding has been received by the Company by the end of December 22, 2021 midnight (CET) in German or English. You can send your registration in text form via mail (VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich, Germany), via e-mail (namensaktien@linkmarketservices.de) or electronically by using our AGM-Portal at https://investors.via-optronics.com/investors/ (please find your access data, such as shareholder’s number and access code, in the upper right-hand corner of the first page of this form). Further information on the AGM-Portal is listed below. If you decide to register via mail, please keep in mind the postal delivery times and send your registration form back in good time.

Postal votes as well as Proxy and instructions to the Company Proxies can be submitted or changed until December 28, 2021, 24:00 hours (midnight) (CET) via mail (VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich, Germany) or via e-mail (namensaktien@linkmarketservices.de) as long as you registered your shares until December 22, 2021 midnight (CET). You can still issue or change postal votes or proxies and instructions via the AGM portal on the day of the AGM until the beginning of the voting procedure, provided you have registered by no later than December 22, 2021, 24:00 hours (CET) (time of receipt).

Information on the AGM-Portal

As our shareholder registered in the share register you can cast your votes electronically via postal vote or grant proxy and issue instructions to the Company Proxies by using our AGM-Portal at https://investors.via-optronics.com/investors/. Please find your access data, such as shareholder’s number and access code, in the upper right-hand corner of the first page of this form. Postal votes, proxy and instructions to the Company Proxies can be submitted or changed until the beginning of the voting procedure on December 29, 2021 as long as you registered your shares until December 22, 2021, 24:00 hours (midnight) (CET).

VIA optronics AG accepts in particular no responsibility or liability for the possibility of transmission by e-mail or via the AGM-Portal, unless there is intent. All organizational and technical measures taken by the Company to ensure data security while using the internet comply with the latest state of the art security requirements. The Company does not assume any responsibility or liability for defects or warrants the functionality or local availability as well as the permanent maintenance of the telecommunication network or the internet services. Any such responsibility is beyond the Company’s control.

Notes on the registration form

1.	Registration and proxy to a third person

You can register your shares and grant proxy in text form by post or e-mail using the registration form (item 1). Please consider that your proxy has to cast votes by postal vote or issue proxy and instructions to the Company Proxies in order to exercise your voting rights. Please hand over your access data such as shareholder’s number and access code, which you find in the upper right-hand corner of the first page of this form, to your proxy in order for your proxy to exercise the voting rights.

2.	Registration and authorization of the Company Proxies of VIA optronics AG

If your voting rights should be exercised at the General Meeting by the Company Proxies of VIA optronics AG, you can authorize and instruct these proxies in text form by post or e-mail using the registration form (item 2 in conjunction with item 5) or electronically via the AGM-Portal. After registration in due time you may cast or change your instructions via the AGM-Portal up to the time when the chair of the meeting announces the beginning of the voting procedure. You cannot instruct the Company Proxies to submit a motion or ask questions during the General Meeting or to raise an objection.

3.	Registration and postal vote

You can also exercise your voting rights by postal vote to be submitted by post or e-mail using the registration form (item 3 in conjunction with item 5) or using the AGM-Portal. After registration in good time you may cast or change your votes via the AGM-Portal up to the time when the chair of the meeting announces the opening of the vote.

4.	Authorization of an intermediary (e.g. a bank) or a shareholders’ association

If your voting rights should be exercised by a bank or a shareholders’ association, please fill in item 4 of the registration form and issue instructions to the proxy under item 5 of the form. Please ensure that the bank/shareholders’ association accepts the representation of your voting rights at the General Meeting of VIA optronics AG before the voting rights are transferred. Furthermore, in this case special conditions for granting proxy may apply; therefore you are asked to consult the proxy in good time as to any special form of authorization which the proxy may require. Please send your proxy authorization and any instructions in good time directly to the bank/shareholders’ association you are authorizing to act as your proxy so that they can notify the Company of their participation by the end of December 22, 2021 at the above mentioned address.

Registration form for the General Meeting of VIA optronics AG on December 29, 2021

Please mark your choice by placing an « X » in the respective box.

Please return your registration form by the end of December 22, 2021 – receipt by us – to VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich, Germany or by e-mail to namensaktien@linkmarketservices.de. Alternatively, you can also use our AGM-Portal at the Internet address https://investors.via-optronics.com/investors/. For this purpose, you will need your access data which are printed in the upper right-hand corner of the first page of the cover letter.

1.	Registration and proxy to a third person

☐

I/We hereby register my/our shares for the above mentioned General Meeting.

I/We authorize the following person by disclosure of my/our name to exercise my/our voting rights. The authorization shall entitle to grant sub-authorizations.

First name, name

Street, house number or P.O. box

Postal code, city/town, country

Please hand over your login credentials on the upper right hand corner of the first page to your proxy.

2.	Registration and authorization of the Company Proxies

☐

I/We hereby register my/our shares for the above-mentioned General Meeting.

I/We herewith authorize the Company Proxies, Mr. Bernhard Orlik and Mr. Christian Groetzbach, business address in Munich, each individually, to exercise my/our voting right(s) at the General Meeting by disclosure of my/our name in the list of participants and to vote as instructed under item 5. The authorization shall entitle to grant sub-authorizations. Furthermore, I/we herewith declare that I/we acknowledge and agree to all important information regarding authorizing the proxies who are bound by the instructions I/we issue.

Please turn page to issue instructions

3.	Registration and postal vote

☐

I/We hereby register my/our shares for the above-mentioned General Meeting.

I/We vote as mentioned under item 5 overleaf. Furthermore, I/we herewith declare that I/we acknowledge and agree to all information, in particular to items 3 and 5, on the reverse of the cover letter regarding the postal vote.

Please turn page to cast your vote

4.	Registration and authorization of an intermediary (e.g. a bank) or a shareholders' association

☐

I/We hereby register my/our shares for the above-mentioned General Meeting.

We would ask our shareholders to make sure that the intermediary, shareholders' association or equivalent person accepts the representation of your voting rights at the General Meeting of VIA optronics AG before the voting rights are transferred.

Please send your authorization and any instructions in due time directly to the bank or shareholders' association you are authorizing to act as your proxy so that it/they can notify the Company of their participation by the end of December 22, 2021 – time of receipt – at the above-mentioned address.

I/We herewith authorize the following bank or shareholders' association to exercise my/our voting right(s) at the General Meeting without disclosing my/our name(s) in the list of participants as instructed under item 5. The authorization shall entitle to grant sub-authorizations.

Should the bank or shareholders' association not be willing to represent my/our voting rights, I/we herewith authorize the Company Proxies mentioned under item 2 to act as proxies for me/us on the conditions stated under item 2. The Company Proxies have to vote as instructed under item 5. (Please delete this paragraph if you do not wish that the voting right proxies of the Company act as your proxy.)

Please turn page to issue instructions

Name of bank or shareholders’ association

	Place – Date	Signature of the shareholder (in the case of several shareholders of the joint representative) or other completion of the declaration in accordance with Section 126b of the German Civil Code (BGB)

<Aktionärsname>	<Barcode>
<Aktionärsadresse>	<Aktionärsnummer>
<Staat> - <Postleitzahl> <Ort>	<Aktienbestand> pieces

<Aktionärsnummer>
<Aktienbestand> pieces
<Aktionärsname>

5.	Voting instructions

The following voting instructions require that you cast your vote by postal vote (item 3) or issue a valid authorization to the proxies of VIA optronics AG or a bank or shareholders’ association under item 2 or 4.

Item on the agenda	Yes	No	Abst.
2. Resolution on the Discharge of the Management Board	◻	◻	◻
3. Resolution on the Discharge of the Supervisory Board	◻	◻	◻
4. Resolution on the Appointment of the Auditor of the IFRS Consolidated Financial Statements of the Financial Year 2021	◻	◻	◻
5. Resolution on the Election of Supervisory Board Members
5.a) Mr. Shuji Aruga	◻	◻	◻
5.b) Mr. Arthur R. Tan	◻	◻	◻

Postal votes and Voting instructions refer to the resolution proposals published in the Federal Gazette by the Administrative Board. Only one vote or instruction may be given for each item on the agenda. If your postal votes are not explicit or clear, they cannot be considered valid. If you do not give explicit or clear instructions on individual items on the agenda, the proxies will either abstain from voting or not take part in the vote, depending on the voting procedure.

In case the Company has received motions proposed by shareholders within the statutory period, they are published at the Internet address https://investors.via-optronics.com/investors/. You may also vote regarding such motions of shareholders. Please enter the name of the shareholder and (if applicable) the content of the motion in the table below. Please do not forget to give specific voting instructions.

Motions of Shareholders	Yes	No	Abst.
	◻	◻	◻
	◻	◻	◻

Telephone number for any queries (optional):  ______________/____________________________

Informationen pursuant to Section 125 para. (1) AktG in conjunction with Section 125 para. (5) AktG, Art. 4 (1), Table 3 of the Annex to Commission implementing regulation (EU) 2018/1212

Informationen nach § 125 Abs. 1 AktG i. V. m. § 125 Abs. 5 AktG, Art. 4 Abs. 1, Tabelle 3 des Anhangs der Durchführungsverordnung (EU) 2018/1212 („EU-DVO“)

A. Specification of the message / Inhalt der Mitteilung
1. Unique identifier of the event / Eindeutige Kennung des Ereignisses	VIAoptronicsoHV20211229
2. Type of message / Art der Mitteilung	Notice of annual shareholder’s meeting / Einberufung einer Hauptversammlung Format required by the Commission Implementing Regulation (EU) 2018/1212 / im Format der EU-DVO: NEWM
B. Specification of the issuer / Angaben zum Emittenten
1. ISIN	DE000A2TSG37
1. ISIN	US91823Y1091
2. Name des Emittenten	VIA optronics AG
C. Specification of the General Meeting / Angaben zur Hauptversammlung
1. Date of the General Meeting / Datum der Hauptversammlung	December 29, 2021 / 29.12.2021 Format required by the Commission Implementing Regulation (EU) 2018/1212 / im Format der EU-DVO: 20211229
2. Time of the General Meeting / Uhrzeit der Hauptversammlung	14:00 hrs (CET) / 14:00 Uhr (MEZ) Format required by the Commission Implementing Regulation (EU) 2018/1212 / im Format der EU-DVO: 13:00 hrs (CET) 13:00 Uhr (UTC)
3. Type of the General Meeting / Art der Hauptversammlung	Ordinary General Meeting / Ordentliche Hauptversammlung Format required by the Commission Implementing Regulation (EU) 2018/1212 / im Format der EU-DVO: GMET
4. Location of the General Meeting / Ort der Hauptversammlung

For the purposes of the German Stock Corporation Act (AktG) / Ort der Hauptversammlung i.S.d. AktG: VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany

URL to the password protected AGM-Portal / URL zum HV-Portal: https://investors.via-optronics.com/investors

5. Record Date / Aufzeichnungsdatum	Technical Record Date: December 22, 2021 24:00 hrs (CET) / 22.12.2021 24:00 (MEZ) Format required by the Commission Implementing Regulation (EU) 2018/1212 / im Format der EU-DVO: 20211222
6. Uniform Resource Locator (URL)	https://investors.via-optronics.com/investors